
MOBILEY ME

MobileyMe, Inc.

ALWAYS STAY CONNECTED.

NEVER LOSE YOUR DATA.

Windermere, FL

Reg CF

$0 Maximum

$0 *of $0 Minimum*

Minimum Goal Reached!

0 Funders

51 Days left

Invest

Pitch

MobileyMe, Inc. is solving a problem that affects anyone with a smartphone and is ready to hit the market!

Anyone with a smart device knows the anxiety and trouble that comes with being locked out of your phone in the event that it is lost, stolen, broken, or dead. With our revolutionary breakthrough in mobile application technology and security, users will never have to worry about losing their data or being unreachable again. MobileyMe is a patented internet-based program that would enable any user's cell phone data to be saved in a cloud service without even holding their phone in their hands. No matter where you are, you can simply log into MobileyMe from any device to access all of your smartphone's features, including access to contacts, as well as receiving and making calls with your personal caller ID. All of this will be possible without having any effect on the device you are using to log on! Now you can feel secure knowing you will be able to contact family, conduct business as usual, and have access to your data anywhere, any time.

Community Impact

Women Owned

Key Facts

- Everyone with a smartphone will be able to seamlessly trace and access the full features of their phone no matter where it is.
- The online application is unique software, brilliantly engineered by a team of experienced and passionate tech experts.
- Our cybersecurity expert, Bryan Seely, protects our back-end servers.
- Our purpose-driven Founder is on a mission to ensure people have access to the connection, security, and communication they need when they need it most!

Hide all sections

Opportunity





MOBILEY ME ™

Never Be Without Your Smart Phone.
No Matter What.



The Problem:

You're locked out of your phone and your personal information due to:







Broken or Malfunctioning Device

Lost or Stolen Device

Dead Battery



We've all been there. We've all felt the anxiety that comes with being:







Unable to reach family

Unable to conduct business

Unable to be contacted during an emergency





MOBILEY ME TM
Never Be Without Your Smart Phone. No Matter What.
The Solution

MOBILEY ME TM
MOBILEYME KEY FEATURES
Access all of your phone's stored information from any device without having any effect on that other device.
If your phone was lost, stolen, or damaged you will be able to remotely lock it or delete information.
Access your smart phone no matter where it's located, e.g. it has been stolen or lost.
Remotely access and operate all apps and functions of your phone.
Have confidence that you have control over your device!



How it works
MOBILEY ME TM


Free App
Subscriptions & Functionality Intro
E-commerce
Service Purchase
Payment Gateway
MOBILEY ME
Platform Process
Verify Account And Provide Cloud App
Error & Re-Process Checkout
Web Application User - Dashboard Cloud Access
Cloud Access From Phone
Cloud Access From Other Devices


User Phone
Cloud VPN Hub
MOBILEY ME
Cloud Platform Systems Flow To User End Device
• Account Management Systems
• Remote Control Platform
• VoIP Systems
• Data Backup Systems
• Device Security Systems
User Data
Secure Data Storage


MOBILEY ME
Account Management Systems Flow
Account Management Systems
Profile & Subscription
Cloud Management
Other Account Settings







MOBILEY ME™
Device Security Systems Flow
Device Security Systems
Lock/Unlock
Turn On Camera
Send Message



MOBILEY ME™
Remote Connection to Device
User Phone
Secure VPN
Cloud VPN HUB
Secure VPN
External Web Service
Secure SSL Connection
Web Client On PC/Mac
Secure VPN
MobileyME Cloud Platform
Remote Device





MOBILEY ME™
Incoming Mobile Call Path
User Phone
1. Set Call Forward Over Secure VPN
Cloud VPN HUB
Secure VPN
External Web Service
Secure SSL Connection
4a. Incoming Call Rings on Web Client
Secure VPN
3. Call Sent over VPN To Remote
MobileyME
Remote Device




Cloud Platform
VoIP Services
2. Incoming Call Routed
To VoIP Number
4b. Incoming Call Rings
On Remote Device


MOBILEY ME
Outgoing Mobile Call Path
4. Call Received with User
Phone Caller ID Shown
Bob
555-555
Cloud VPN HUB
Secure VPN
External
Web Service
Secure SSL Connection
1a. Call Initiated from
Web Client
Secure VPN
2. Call Sent over
VPN To Remote
MobileyME
Cloud Platform
VoIP Services
Remote
Device
3. Outgoing Call Sent to
Telecom Network
1b. Incoming Call Rings
On Remote Device


MARKET OPPORTUNITY
MOBILEY ME
There are 5.1 billion users of smartphones in the world!
There is room for exponential growth, especially when considering OEM deals with major service providers!
$90B
$10B
$2.5B
Total Available Market
The overall market for apps worldwide
Serviceable Available Market
The overall communications market app revenue
Serviceable and Obtainable Marketshare: 5%
The overall revenue projections for MobileyMe


COMPETITIVE ANALYSIS
MOBILEY ME
VPN
NordVPN
Surfshark
ExpressVPN
Hotspot
Shield
Apple
Android
Remote find
MOBILEY ME
MobileyMe
+ Remote Control
Skype
Viber



- Google Hangouts
- Apple Facetime
- Google Duo

VoIP

phone
+ NON device centric

- iCloud
- Google Drive

Cloud Storage



MobileyMe
Some of our competitors have 'this' feature and some have 'that' feature.
None have a complete solution that provides you with a seamless owner controlled, worry free mobile phone experience in todays device-dependent universe.
We have a platform with multiple features that offer a complete mobile phone solution
with remote control while not being device centric.

MOBILEY ME™

MARKET, REVENUE & EXPANSION PLAN



- EXHIBIT IN TRADE SHOWS
- CREATE REWARD PROGRAMS
- CREATE A WORLD CLASS SCHOLARSHIP PROGRAM
- ENGAGE IN AGGRESSIVE VIRAL MARKETING







OUR PLAN IS TO ACHIEVE PENETRATION INTO 5% OF THE GLOBAL SMART DEVICE USERS MARKET AND ACHIEVE 1.1 BILLION DOLLARS IN REVENUE THROUGH:



- AGGRESSIVE MARKETING
- PLATFORM ADVERTISMENTS
- STRATEGIC OEM DEALS
- ALWAYS STRIVE TO LEAD







MARKET SUPPORT





MOBILEY ME™

- SEO
- APP STORE OPTIMIZATION
- SOCIAL MEDIA CAMPAIGNS
- VIRAL SOCIAL MARKETING
- BILLBOARDS, RADIO, TV, NEWS ADS
- OEM DEALS WITH MAJOR SERVICE PROVIDERS
- GEOGRAPHIC PARTNERS















MOBILEY ME™

REVENUE CHANNELS AND PROJECTIONS

- The company will start generating revenue from the first year onwards after acquiring substantial user base



1200
1000
800
600



- Furthermore, profitability is expected to be attained from the first year and thereafter.
- The bottom-line is expected to grow exponentially.



PARTNERSHIPS

Our Partnership plans are:

- To establish OEM partnerships

- To partner with Airlines, Cruise ships, Resorts to offer MobileyMe on board.

PLANNED GROWTH THROUGH FINANCING



We will fund the corporation in 4 stages:

- Immediate Friends, Family, and Associates (FFA) round seeking 150k to 200k in investment. This is a limited, first come first serve offering.

- Launch a reward-based 100k crowd funding round based on sales of our premium product.

- Seed round 500k after 25k revenue traction and 1 OEM deal.

- Series one 5 million to expand, following 1 million in revenue generated.



Our Terms

Convertible Note
Security Type

The securities offered here are in the form of a Convertible Promissory Note, with a specified maturity date, interest rate, and valuation cap. These instruments will allow investors to convert its investment into shares of preferred stock in accordance with conversion terms outlined in the agreement.

7%
Annual Interest Rate

20%
Discount Rate

$6,000,000
Valuation Cap

The Company also has other shareholders, holding common stock in the company. Such stock may allow its holders to voting rights, that are not otherwise afforded under securities issued in this offering.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

2 years
Maturity Date

None
Shareholder Voting Rights

None
Shareholder Voting Rights Limitations

Perk calculator
Please select potential investment amount to reveal available perks

$200

Invest $200

Benefits & Perks

$20,000	**1 year subscription**	
Only 1 Package Offered	1. **Subscription** When signing annual subscription funders get six months free.	Read less

$1,000	**Minimum $1,000 Investment**
	1. **Cell Phone Cover** Cell Phone cover with the MobileyMe logo.
	2. **Pen** Pen with MobileyMe logo.
	3. **T-Shirt** T-Shirt with MobileyMe logo.

$5,000	**Minimum $5,000 Investment**	
	1. **Beach Bag** Beach bag.	
	2. **T-Shirt** T-Shirt with MobileyMe logo.	
	3. **$50 Restaurant Gift Card** Receive a $50 gift card to a restaurant of your choice.	Read less

$10,000	**Minimum $10,000 Investment**	
	1. **T-Shirt** T-Shirt with MobileyMe logo.	
	2. **$150 American Express Gift Card** Recieve a $150 American Express Gift Card.	Read less

$15,000	**Minimum $15,000 Investment**	
	1. **$100 Restaurant Gift Card** Receive a $100 gift card to a restaurant of your choice.	Read less
	2. **T-Shirt** T-Shirt with MobileyMe logo.	
	3. **$250 American Express GiftCard** Receive a $250 American Express Giftcard.	Read less

View less perks

Our Team ^

Myra Durrani `FOUNDER`
FOUNDER



Myra Durrani is a Business-driven entrepreneur with more than 15 years of owning and managing her own construction company along with multiple other businesses she's Determined and experienced in client rapport, strategic initiatives and employee mentoring and coaching. Strategic-thinking individual experienced in turning low-performing organizations into top revenue producers. Offering an engaging and pleasant personality with expertise improving customer relationships. Talented Individual with excellent marketing, customer service and facility oversight skills and more than 15 years of experience. Highly effective and comfortable working with people at all levels in an organization. Dedicated to continuous process improvement in the face of rapidly evolving and changing markets. Extremely results-oriented and proactive in finding cost-effective solutions to company-wide problems. Seasoned professional who excels in establishing excellent working relationships with customers, employees, vendors and contractors. Versatile Owner focused on team building and talent development. Driven to surpass company goals while thriving in deadline-driven environments. High-energy, successful in building and motivating dynamic teams. Cultivates a company culture in which staff members feel comfortable voicing questions and concerns, as well as contributing new ideas that drive company growth. Talented focused on process improvement and on-time project delivery. Budgeting and forecasting specialist. Award-winning individual with international sales experience and strong closing abilities.

f   in   🐦   ⊙

Bryan Seely `BOARD MEMBER`
CHIEF INFORMATION SECURITY OFFICER /EVANGELIST/R&D/COFOUNDER



Bryan Seely is a world famous cyber security expert, ethical hacker, author and former U.S. Marine. Seely is known for intercepting calls to the United States Secret Service and FBI by hacking Google Maps in early 2014, but rather than spending time in prison he was called a hero and moved on to bigger and better things. A few months later, he found an exploit in LinkedIn and helped the company resolve it.

In August of 2014, Seely and another security expert de-anonymized the highly valued mobile app, Secret. He was on the front page of Wired, CNNMoney, CNET, Forbes and the Washington Post— all in the same day. The high-profile hacking of Secret landed Seely a consulting gig with Secret less than a week later, and Mark Cuban personally contacted the duo to provide mobile application security/ethical hacking services for his newest tech investment, Cyberdust.

In a rare interview, Mark Cuban spoke with NYTimes best-selling author and journalist Brian Krebs and provided a glowing endorsement of Seely.
https://youtu.be/U3DSRWwgCoE

f   in   🐦   ⊙

Mack Major
DIRECTOR OF COMMUNICATIONS



Major's more than 20 years of experience in real estate includes the acquisition, rehabilitation and resale of more than 200 single-family homes within Detroit; and, most recently, redevelopment of residential neighborhoods in Central Florida, as managing partner of House Tur Investments LLC and Capital Real Estate Professionals LLC.

As a residential real estate developer, Major has developed core teams for acquisitions and sales, property inspection, and title and escrow; along with an organized team of architects and construction managers capable in both renovations and new development.

Major developed, managed the financing and co-owns an $18 million indoor soccer facility in North America. Major also has extensive sales, marketing and project management experience in the area of advanced MaterialScience (now, Covestro) and DuPont Automotive.

Major earned a Bachelors of Science in Mechanical Engineering from Michigan State University and a Masters of Business Administration in Business and Economics from West Virginia University. He holds a Michigan Builders License.

f   in   🐦   ⊙

Our Milestones ^

Show All ⌄

2019   **2020**



| Company Organization | U.S. Patent established | Survey on Tech Conference In Vegas | International Patent Filed for International |



Trademark

Trademark established and in-circle

Team consisting of engineers, securities officers, board of directors, and general counsel organized and established

U.S. Patent established

Completed survey 98% of consumers said " where is the App we want it now"

Filed for international Patent

| Nov 25th | Jan 1st | Jan 14th | Feb 14th | Apr 13th | Ap 2 |

Media





US REPORTER

"The elegantly engineered software, ..., is a patented internet-based program that would enable any user's cell phone data to be saved in a cloud service without even holding the phone in their hands."

– The Chicago Journal

FAQ

Q: Is my data secure?

A: Absolutely. We have the highest parameters of security in place through a variety of VPN's when establishing a secure line to our Cloud platform with the data hub being hosted anonymously. All of this backed and monitored by our world renowned security analyst, Bryan Seely, a former consultant of the FBI, White House, Google, and Microsoft.

Q: Whats the difference in other data storage providers and your service?

A: Majority of other data storage services require a verification code to be sent to your phone that would usually be broken/lost/stolen, making it troubling to actually get to your info, until you go buy a new phone. Hopefully you have it backed up! We also run on any device, remotely, so we welcome Android users to your very own personal cloud.

Q: Can I call any phone number?

A: Yes, we bridge the gap between Skype and WhatsApp where on those platforms you can ONLY call existing contacts. With MobileyMe you're able to call any cell phone or landline.

Q: If I have lost my phone and someone calls me, will I receive incoming calls?

A: Yes, as long as you are logged in to our platform from any smart device.

Q: How will I be able to control my AIRPLANE mode?

A: Simple. When you are making your account, it will give you an option in settings to keep it on or off, so in-fact if it's lost, you will go on to your desktop and keep it ON so the thief wont be able to shut it off. You will then be able to locate your device.

Q: If I leave my phone somewhere by accident, can I log into my computer and start using my phone?

A: Yes! Just log in and start making phone calls. Even your very own number will show to whomever your calling/ send messages /pictures as if you were using your own phone with just a click of a button! ∧

Q: If my ringer is OFF and I can't find my phone, how can I get to it?

A: Log into the MobileyMe platform from ANY desktop or smart device; under settings, put your ringer ON and call your phone or look in "locate my phone" if you know its not in the house. ∧

💬 Q & A ∧

Recent Questions and Answers   (Please login to ask questions !)

